[TriMas Corporation Letterhead]

November 12, 2010

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR

Re:	TriMas Corporation
Form 10-K for the Year Ended December 31, 2009
Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010
Definitive Proxy filed on April 5, 2010
File No. 1-10716

Dear Mr. Decker:

TriMas Corporation (the “Company”), has received your letter dated November 2, 2010 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the Year Ended December 31, 2009 (the “Form 10-K”), the Form 10-Q for the fiscal quarter ended March 31, 2010 (the “First Quarter Form 10-Q”), the Form 10-Q for the fiscal quarter ended June 30, 2010 (the “Second Quarter Form 10-Q”) and the Definitive Proxy filed on April 5, 2010 (the “Proxy”), each filed by the Company with the Commission.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Proxy.  The Company acknowledges that comments of the Staff regarding the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Proxy or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

Form 10-K For The Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.
Please revise to also discuss net income (loss) from continuing operations on an overall basis on pages 38 and 44, since you discuss adjusted EBITDA on an overall basis.  Please show us in your supplemental response what the revisions will look like.

Response:  Beginning with its Form 10-K for the year ended December 31, 2010, the Company will move its existing discussion of (i) interest expense, (ii) gain (loss) on extinguishment of debt, (iii) other expense, net, and (iv) income taxes, in each case as discussed on an overall Company basis, from after the segment-by-segment discussion (pages 42/43 and 48/49) to pages 38 and 44 (following the existing Adjusted EBITDA paragraphs), and then conclude with a discussion of net income (loss) from continuing operations.  In this format, the discussion of each significant statement of operations caption would precede the discussion of net income (loss) from continuing operations, allowing for a more concise and non-repetitive summary analysis of the change in net income (loss) from continuing operations.

See below for the Company’s supplemental inclusion of a discussion of the change in net income (loss) from continuing operations in the 2009 Form 10-K, for which similar discussions will be included prospectively.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Net income from continuing operations increased approximately $136.8 million to income of $12.7 million, or 1.6% of sales in 2009, as compared to a net loss from continuing operations of $124.1 million, or (12.2)% of sales in 2008. In 2008, we recorded a $167.1 million pre-tax charge primarily related to the impairment of goodwill and intangible assets. We did not incur a similar charge in 2009. After consideration of the 2008 impairment charge, 2009 net income from continuing operations decreased by approximately $30.3 million compared to 2008. The most significant factor contributing to this decrease was the decline in our net sales of 20.7% due primarily to the global economic recession, under which sales declined in each of our reportable segments.The decrease in net income resulting from the lower sales levels, reduced absorption of fixed costs due to the decline in sales levels and unfavorable currency exchange experienced during 2009 more than offset the aforementioned increase in gains on debt extinguishment of $14.3 million, reduced selling, general and administrative expenses of $15.1 million, reduced interest expense of $10.6 million and cost savings from our cost reduction and alternate sourcing initiatives in 2009 as compared to 2008.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Net loss from continuing operations increased approximately $37.5 million to a loss of $124.1 million, or (12.2)% of sales in 2008, as compared to a net loss from continuing operations of $161.6 million, or (16.2)% of sales in 2007. In 2008 and 2007, we recorded $167.1 million and $174.6 million, respectively, of pre-tax charges primarily related to the impairment of goodwill and intangible assets. Although sales increased 1.5% in 2008 compared to 2007, our gross profit declined approximately $9.1 million due to increases in material and commodity costs, a less favorable product sales mix and reduced absorption of fixed costs. In addition, our tax expense increased $13.8 million due to a change in mix of domestic versus foreign income year-over-year and the reduced income tax benefit associated with the goodwill and intangible asset impairment charges recorded in 2008 compared to 2007. This decline in gross profit was more than offset by reduced selling, general and administrative expenses of $8.1 million, primarily in our Cequent segment due to our further consolidation of our warehouse and distribution network, $18.2 million in costs incurred in connection with the use of proceeds from our IPO in 2007 that did not recur in 2008, $9.0 million of costs incurred in 2007 associated with the closure of our Huntsville, Ontario, Canada facility that did not recur in 2008, $12.6 million lower interest expense and $3.7 million gains on debt extinguishment in 2008 compared to $7.4 million losses on debt extinguishment in 2007.

Financial Statements

3. Summary of Significant Accounting Policies
Revenue Recognition, page 71

2.
You disclose that for products shipped on a consignment basis, revenue is recognized when the customer provides notice of end product use or sale.  Please disclose the types of inventory that are shipped on a consignment basis and the reason why you ship inventory on a consignment basis.  Please also disclose the dollar amounts of consigned inventory as of each balance sheet date.  Please show us in your supplemental response what the revisions will look like.

Response:  The Company primarily ships goods on a consignment basis to certain customers in its Lamons business within the Energy segment, as these customers require Lamons to provide on-site inventory of standard gaskets and bolts as a condition of business.  The customers notify us periodically, typically weekly or monthly, of their product usage and replenishment needs.  The Company maintains approximately $1 million of inventory on consignment at these customers’ locations at each balance sheet date. With respect to the Company’s disclosure of its revenue recognition policy, consignment sales have ranged between 0.4% and 0.5% of total Company sales for each of the years 2007 through 2009, and are not expected to significantly increase as a percentage of total Company sales; as a result, the Company will remove the reference to products shipped on a consignment basis in future filings on the basis that it is not material.  The following is the previously disclosed revenue recognition summary accounting policy discussion (see page 71 in the Company’s Form 10-K), revised to eliminate reference to consignment-basis sales:

Revenue Recognition.  Revenues from product sales~~, except products shipped on a consignment basis,~~ are recognized when products are shipped or services are provided to customers, the customer takes ownership and assumes risk of loss, the sales price is fixed and determinable and collectability is reasonably assured. Net sales is comprised of gross revenues less estimates of expected returns, trade discounts and customer allowances, which include incentives such as cooperative advertising agreements, volume discounts and other supply agreements in connection with various programs. Such deductions are recorded during the period the related revenue is recognized.  ~~For products shipped on a consignment basis, revenue is recognized when the customer provides notice of end product use or sale.~~

19.  Segment Information, page 100

3.
Effective April 1, 2009, you realigned your reportable segments as a result of recent management reporting and business consolidation changes.  On page 59, you indicate that for purposes of the goodwill impairment test, Cequent is considered a reporting unit because the individual businesses within this segment have similar economic characteristics.  You also disclose that the eight businesses which comprise your remaining four operating segments are considered separate reporting units.  You state that these businesses are less similar in their economic characteristics and have discreet financial information which management regularly reviews for purposes of evaluating performance.  Please supplementally provide us with the following information:

•	Describe each of your operating segments and explain why they represent operating segments pursuant to FASB ASC 280-10-50-1.

•
If you aggregate two or more operating segments into any of your reportable segments, please also provide us in detail with your aggregation analysis using the criteria in FASB ASC 280-10-50-11.  In doing so, please also clearly demonstrate how you determined that each operating segment in a reportable segment had similar economic characteristics to each other operating segment in that reportable segment in light of your disclosures on page 59.

Response:  The Company realigned its reportable segments effective April 1, 2009 to appropriately adhere to the reporting and disclosure criterion of the former FAS 131, now contained within FASB ASC 280, following a Company reorganization, which included combining and consolidating our existing businesses and management teams, and streamlining our management reporting structure. Upon consideration of  the significant changes made, the related impact on the availability of discrete financial information by businesses and the determination of segment managers, the Company concluded that there were 11 operating segments as follows: Packaging (includes Rieke Corporation and its subsidiaries), Lamons Gasket, Arrow Engine, Aerospace and Defense (includes our Monogram Aerospace and NI Industries businesses), Norris Cylinder, Precision Tool Companies (includes our Keo Cutters and Richards Microtool businesses), Hi-Vol Products, Dew Technologies, Cequent Performance Products (“CPP”), Cequent Consumer Products (“CCP”) and Cequent Australia/Asia Pacific (“Cequent Australia”).  Per the requirements of ASC 280-10-50-1, each of these operating segments represents businesses that earn revenues and incur expenses, have operating results regularly reviewed at this level by the chief operating decision maker, who allocates resources &

assesses performance, and have discrete financial information.  For a further description of each of the Company’s operations, products and locations, please refer to Item 1 of the Company’s Form 10-K.

Following the management reporting realignment, each of the aforementioned eleven operating segments is led by “segment managers” (a President and VP Finance) who, beginning in the second quarter of 2009, reported directly to the Company’s CEO and CFO, respectively.  The Company conducts quarterly reviews with each of these eleven operating segments, where the CEO and CFO meet with the segment managers (and their extended teams, where appropriate) to review the prior quarter operating results, to review, assess and allocate requested funding for future productivity, growth or other operating segment programs, and to discuss forecasted results. In addition, these operating segments are typically the lowest level at which the executive leadership team (comprised of the CEO, CFO, General Counsel, and Corporate Office VP’s/Directors, collectively considered under ASC 280 as the “chief operating decision makers”) and/or the Board of Directors reviews the results of operations and discusses resource allocation on a regular basis.

Following the Company’s review of its operating segments in accordance with what is now under FASB ASC 280-10-50-1 through 280-10-50-9, management then considered the aggregation criteria now under FASB ASC 280-10-50-11 to determine which, if any, of the individual operating segments should be aggregated into a single operating segment. Management concluded that the three operating segments CPP, CCP and Cequent Australia met the requirements to be aggregated into one operating segment (“Cequent”), and that the Lamons Gasket and Arrow Engine operating segments met the requirements to be aggregated into one operating segment (“Energy”).  See below for the rationale for each aggregation:

For CPP, CCP and Cequent Australia, management notes that each of the three operating segments share similar economic characteristics, as each business sells similar parts to similar customers within the transportation industry, generates a historically similar margin on its common part sales and is substantively tied to consumer spending and consumer discretion.  The three operating segments meet all five aggregation criteria of FASB ASC 280-10-50-11 as follows:

a.
The nature of products and services:  The products that CPP, CCP and Cequent Australia sell are similar and include towing and hitch systems, trailer components and accessories, and electrical, brake, cargo carrying and rack systems, all of which provide content to components of the transportation industry, whether within the retail, aftermarket or original equipment channels.

b.
The nature of the production processes:  The products sold by CPP, CCP and Cequent Australia fall into 3 main categories, each of which are sold by each of the three operating segments: fabricated parts (hitches, couplers, jacks, etc), electrical components (brake controllers, wiring, lighting, etc) and other components (cargo boxes/carriers, bungee cords, etc).  The production process within each category of products is similar, with fabricated parts being forming and welding metal, electrical components being assembled and other components being primarily molded if plastic or sewn if cloth.

c.
The type or class of customer for their products and services:  Management believes the characteristics of the customers within the three operating segments are similar. CPP and Cequent Australia sell to OE customers and aftermarket wholesalers, distributors, installers and retailers. CCP sells primarily to aftermarket distributors and retailers.
d.
The methods used to distribute their products or provide their services: CPP, CCP and Cequent Australia all ship certain products directly to customers via third party carriers upon order.  They all also inventory products in warehouses, which are shipped to customers as ordered.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities: Management believes this is not applicable.

For Lamons Gasket and Arrow Engine, management notes that these operating segments share similar economic characteristics, as they sell to the same industry (oil and gas industry), the results of operations are directly correlated to commodity prices for oil and natural gas and the historical margins for these two operating segments are similar. In addition, these two operating segments meet all five aggregation criteria of FASB ASC 280-10-50-11 as follows:

a.
The nature of products and services:  The products in both of these operating segments broadly support the oil and gas industry at a point along the value chain – Arrow at the “pulling out of the ground” stage, and Lamons at the processing for consumer-end (support thereof).  In addition, both businesses supply MRO items and related parts into the oil and gas industry.

b.
The nature of the production processes:  With respect to production processes, both Lamons Gasket and Arrow Engine have two main processes to procure or produce inventory: buy and resell from third parties and the manufacture, weld and assembly of primarily metal parts.

c.
The type or class of customer for their products and services:  Both Arrow Engine and Lamons Gasket sell to oil and gas suppliers, producers or refiners in the oil and gas industry.  The majority of the products are made and/or bought specifically to the customer’s order for use at a well or refining site.

d.	The methods used to distribute their products or provide their services: Both Arrow Engine and Lamons Gasket sell primarily to end users, with the majority of sales through a distribution network.
e.
If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities: From a regulatory perspective, both businesses supply parts to the oil and gas industry, which is a heavily regulated industry.  Thus, while many of the ultimate regulations are encumbered by these businesses’ customers, the parts sold also conform as needed.

After evaluating the aggregation criteria, management then concluded its review of reportable segments by considering the criteria of what is now FASB ASC 280-10-50-12 to consider the quantitative requirements necessitating an operating segment being considered a reportable segment. Based on this review, the operating segments Packaging, Energy, Aerospace & Defense and Cequent met one or more of the thresholds required to be a reportable segment. The remaining four operating segments that did not meet aggregation criteria, Norris Cylinder, Precision Tool Companies, Hi-Vol Products and Dew Technologies did not meet the thresholds within ASC 280-10-50-12, and management did not believe the information about those segments should need to be separately disclosed.  These four operating segments were aggregated into the Engineered Components reportable segment as an “all other” group under ASC 280-10-50-15, as the Company had already met the external revenue threshold in ASC 280-10-50-14.

Management notes that the Commission referenced the Company’s reporting units in its annual goodwill and indefinite-lived intangible asset test.  The disclosure on page 59 will be revised for future filings, noting that the reporting units as determined in accordance with FASB ASC 350-20-35-34 were consistent with the aggregated operating segments for all reportable segments except for Engineered Components, as the four operating segments in this reportable segment do not share the necessary economic characteristics to be combined into one reporting unit. Management does not believe that this revision in future filings is material to the reader’s understanding of the Company’s financial statements, and it would have no impact on the results of the Company’s impairment testing results or sensitivity analysis disclosed in Note 7 to the financial statements on page 76 of the Company’s 2009 Form 10-K.

Exhibits

4.
We not that you incorporate your Credit Agreements, Exhibits 10.4, 10.5 and 10.6, by reference to previously filed Exchange Act reports.  However, it does not appear that you filed all the exhibits and schedules to these agreements when you initially filed them.  If these exhibits and schedules have been previously, please advise us as to where they are located.  Otherwise, in your next Exchange Act filing, please file complete copies of the Credit Agreements, including all exhibits and schedules.  Refer to Rule 601(b)(10) of Regulation S-K.  Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Response:   In our next Exchange Act filing, we will include the following exhibits and schedules to the Credit Agreement filings referenced as Exhibits 10.4, 10.5 and 10.6:

•	With respect to Exhibit 10.4, all exhibits and schedules;

•	With respect to Exhibit 10.5, only Schedule 2.01 and new Exhibit L, as all other exhibits and schedules are noted in Exhibit 10.5 as not being restated; and

•	With respect to Exhibit 10.6, no exhibits or schedules, as they are noted in Exhibit 10.6 as not being restated.

Certifications

5.
We note that in paragraph 4 and paragraph 5 you have deleted the “(s)” following “certifying officer(s)” and that you have changed the grammar in paragraph 4.  In future filings, please file the certifications in exactly the form required by Exchange Act Rules 13a-14 and 15d-14.

Response:  The Company understands the Commission’s comment and will comply with the exact form as required by Exchange Act Rules 13a-14 and 15d-14 beginning with the Company’s next applicable filing.

Definitive Proxy Statement on Schedule 14A

General

6.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:   As described on page 12 of the Proxy Statement, the Board oversees risk management of the Company and relies, in part, upon its committee structure to do so. As described on page 12 of the Proxy Statement, the Compensation Committee oversees risk issues associated with the substantive matters it addresses. The Compensation Committee, together with executive management, has considered risks arising from the Company’s compensation policies and practices for its employees and has concluded that the compensation policies and practices are not likely to have a material adverse effect on the Company.

The Compensation Committee, together with executive management, reviewed and considered the Company’s compensation policies and practices to determine whether these policies and practices would lead to excessive or inappropriate risk taking by employees and if there are design features that mitigate the potential for excessive risk taking. In its thorough review of the Company’s compensation and benefits programs, the Compensation Committee considered the following factors in reaching its conclusion:

•	The compensation program includes a balance of compensation components consisting of base salary, short term incentives, and long term incentives.

•
Payouts under the short term Incentive Compensation Plan are based on multiple performance measures, including financial and non-financial measures, diversifying the potential risk associated with any single measure.

•
Long term incentives granted during the period disclosed in the Proxy Statement consist primarily of stock options that vest pro-rata over a three-year period. The Compensation Committee issued these grants with the objectives of emphasizing the link between equity compensation and shareholder value, promoting employee stock ownership and offering an incentive geared toward retaining key employees.

•
In 2009, the Compensation Committee implemented a recoupment policy subjecting incentive compensation and grants under the Company’s equity plans to executive officers and business unit presidents to potential recoupment.

•	Certain executives, including executive officers, are subject to stock ownership guidelines to align their interests with those of the Company’s shareholders.

Following a thorough review of these and the other components of the Company’s compensation and benefits program, the Compensation Committee determined that the program does not create incentives with respect to individual or collective behavior that are reasonably likely to have a material adverse effect upon either the Company’s risk profile or its overall approach to risk management.

Compensation and Peer Group Analysis, page 28

7.
We note that in general, the Compensation Committee’s objective is to set target compensation levels at market median with an opportunity to earn above market awards when shareholders have received above market returns and that the Compensation Committee may occasionally need to set and pay target compensation above this range depending on the circumstances.  In future filings, please disclose what these benchmarked parameters were and where actual payments fell within targeted parameters for each element of compensation.  To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:   In future filings, the Company will disclose the benchmarked parameters, where actual payments fell within the targeted parameters for each element of compensation and, if actual compensation fell outside of the targeted range, the reason for such difference.

In order to comply with this request, the Company plans to expand its discussion of the Compensation Committee’s assessment of the compensation components, including with respect to data in response to the request in 2009 to Hewitt, its compensation consultant, to update and enhance the scope of a benchmark study utilizing the Company’s strategic peer group.  In determining the compensation components for each executive for 2010, the Compensation Committee generally focused on market values at the size-adjusted median. It also subjectively considered other factors in its decision process, including individual performance, Company performance, tenure and experience, and incremental cost.

On average, the 2009 base salaries and target annual incentive opportunities for the Named Executive Officers were essentially at the size-adjusted median of the strategic peer group. However,

the long term incentive component of compensation was on average well below the size adjusted median market values due to the depressed stock price at time of grant, the limited number of shares available to issue, and the Company’s stock price volatility following the Company’s IPO in 2007.
This resulted in total target compensation that also was below the median, on average.

2009 TriMas Incentive Compensation Plan, page 30

8.
We note you disclosure on page 32 that to the extent that actual performance various from the stated target, the discount or multiplier that is applied to determine the actual payout under the Incentive Compensation Plan is based on a “matrix approval by the Compensation Committee.”  Further, the disclose notes that “no payment is made for any award component when actual performance or that component falls below an identified percentage for the relevant objective.”  With a view toward future, please supplementally explain how actual payouts are determined when the performance measures upon which they are based are more or less than the stated targets.  Without such disclosure, it is unclear, for example, as to the minimum figure that would triggered payout under the sales/profitability metric or why a multiplier of 1.5 was applied to the return on net tangible assets metric.  In addition, it is unclear how you have calculated the threshold payment for the Incentive Compensation Plan in the Grants of Plan Based Awards on page 44.

Response:  Each year, the Compensation Committee establishes the threshold, target and maximum levels of the matrix as well as the weighting of each measure based on the relative importance of that measure to the Company’s performance.  The target level is the center of the plan and if attained will pay out at 100% of the component.  The threshold is the lowest level of payout below which no payment is made for that specific component. If performance under a metric is between the identified threshold and the maximum, the actual payout is determined based on the achievement of milestones within the matrix, with the distance between the milestones determined on a facts and circumstances basis depending on the business unit and respective metric.

The following table contains the Incentive Compensation plan for threshold, target and maximum payout information for the Company-wide plan.

Metric	Threshold	Target	Maximum	Weighting
Sales /Profitability	At $860.9 million in sales and 7% operating profit, the participant would receive 50% award of this metric	At $890.9 million in Sales and 9% operating profit, the employee would receive 100% award of this metric	At $930.9 million in sales and 11% operating profit, the participant would receive 200% award of this metric	40%

Leverage/ Liquidity:	At .2x average leverage cushion, the participant would receive 60% award of this metric	At 0.4x average leverage cushion, the participant would receive 100% award of this metric	At 0.8x average leverage cushion, the participant would receive 200% award of this metric	15%
EPS	At $0.58 earnings per share, the participant would receive 50% award of this metric	At $0.72 earnings per share, the participant would receive 100% award of this metric	At $0.86 earnings per share, the participant would receive 200% award of this metric	15%
Return on Net Tangible Assets:	At 10.8% RONTA, the participant would receive 60% award of this metric	At 13.6% RONTA, the participant would receive 100% award of this metric	At 16.3% RONTA, the participant would receive 200% award of this metric	10%
Personal Objectives	This metric is awarded based on the individual executive’s achievement of individual goal and objectives. The payout can be 0% to 125% award of the metric			20%

The following table contains the Incentive Compensation threshold, target and maximum payout information for Rieke Corporation.

Metric	Threshold	Target	Maximum	Weighting
Sales /Profitability	At $121 million in sales and 17.1% operating profit, the participant would receive 50% award of this metric	At $133 million in Sales and 19.5% operating profit, the employee would receive 100% award of this metric	At $149 million in sales and 21.5% operating profit, the participant would receive 200% award of this metric	40%

Cashflow from Operations:	At $27.36 million cash flow, the participant would receive 70% award of this metric	At $31.82 million cash flow, the participant would receive 100% award of this metric	At $37.22 million cash flow, the participant would receive 200% award of this metric	20%
Inventory Turns	At 5.8 inventory turns the participant would receive 60% award of this metric	At 6.44 inventory turns the participant would receive 100% award of this metric	At 7.73 inventory turns the participant would receive 200% award of this metric	20%
% New Products/Market Sales	As stated in the Company’s response to Comment No. 10 below, the Company believes that disclosure of detail related to this metric would result in competitive harm to the Company.			5%
Personal Objectives	This metric is awarded based on the individual executive’s achievement of individual’s goals. The payout can be 0% to 125% award of the metric			15%

As discussed in Comment 10 below, we have not provided disclosure of the CPP Incentive Compensation Plan as the business is an operating segment that is part of the broader Cequent reportable segment.

9.
We note that the payout under the Incentive Compensation Plan for each of your NEOs is partially dependent on a “personal objective” component.  With a view toward future filings, please supplementally provide the quantitative and qualitative elements of individual performance and/or contribution that were taken into account to determining the actual award for each NEO.  See Item 402(b)(2)(vii) of Regulation S.K.

Response:   The President and Chief Executive Officer establishes the personal objectives for each of the NEOs and submits them for review and approval to the Compensation Committee. Similarly, the Compensation Committee assesses and adopts the personal objectives for the President and Chief Executive Officer.    The Compensation Committee agreed upon the t following personal objectives and criteria for evaluation with respect to each of the NEOs:

•	Structured, repeatable planning process with linked performance metrics and pay for performance

o	Implement TriMas business system process with forms and instructions

o	Implement and administer TriMas short term incentive system

•	Great place to work

o	Implement simple, repeatable employee surveys

o	Implement communications plan

o	Health & safety compliance

•	Best cost producer

o	Design and implement cost out synergy plan

o	Include cycle time and productivity actions in business unit strategic plans.

•	Governance

o	Regulatory compliance

•	Establish management team as internally and externally credible

o	Deliver on key objectives

o	Continuing confidence of Board and build confidence among investors

In awarding each of Messrs. Wathen, Zeffiro and Sherbin the maximum of 1.25 times the targeted weight for the personal objectives component, the following achievements were taken into consideration:

•
The adoption and implementation of the TriMas operating model and business processes across the Company providing a common framework to plan, measure, review and reward performance. These processes instill a culture of accountability, speed and performance.

•	The successful development of an enhanced incentive system to drive desired results.

•	The deployment of a repeatable employee survey, consistent and expanded communications to stakeholders and broader actions to promote health and safety compliance.

•
The successful reduction of costs, working capital, capital expenditures and interest expense giving rise to cost savings in excess of $32 million and a reduction of total indebtedness by more than $115 million.

•	Compliance with regulatory requirements.

•	Successful achievement of initiatives under the Company’s control – reduction of cost structure, working capital management, improvement of cycle times, and the prudent deployment of capital.

In awarding each of Messrs. Benson and Brooks the maximum of 1.25 times the targeted weight for the personal objectives component, the following achievements, in addition to some of those stated above, were considered:

•	With respect to Mr. Benson, the effective restructuring of the CPP business and resultant reduction of the business unit’s cost structure.

•
With respect to Mr. Brooks, the successful introduction of growth initiatives across certain of the growing end markets of Packaging Systems, including pharmaceutical, food, beverage and personal care.

In future filings, the Company will provide a similar level of detail with respect to the individual performance component of compensation and evaluate its ability to provide further quantitative and qualitative elements of individual performance and /or contribution that were taken into account to determining the actual award for each NEO.

As noted in the Proxy, effective in 2010, the Company has replaced the personal objectives component of the Incentive Compensation Plan with a broader consideration titled non-financial objectives.

10.
We note that the Incentive Compensation Plan payouts for Messrs. Brooks and Benson are based on pre-established performance goals for the Packaging Systems business and the Cequent Performance Products business, respectively.  With a view toward future filings, please supplementally provided the performance goals for these business units and explain how the actual results achieved by each business unit resulted in the actual payout, including how actual payouts are determined when the performance measures upon which they are based are more or less than the targets.  If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a supplemental analysis supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm.

Response:   Subsequent to issuance of the Comment Letter, the Staff advised that this request was made with respect to CPP on the premise that CPP is a reportable segment. As CPP is considered an operating segment contained within the Cequent reportable segment, the Staff advised that the supplemental information request was inapplicable with regard to CPP and Mr. Benson, the President of CPP.  For disclosure in future proxy filings for Incentive Compensation Plan payouts that are based on business performance below the level of a reportable segment, the Company will provide detail similar in form to that provided in the Proxy for CPP.

With regard to Packaging Systems and the Incentive Compensation Plan payout to Mr. Brooks, the performance goals for each metric and assessment of the resultant payout are as follows.  Please review this response in connection with the Company’s response to Comment No. 8 above, in which the Company discloses the threshold, target and maximum payouts for each metric as well as the method to determine payout between such attainment levels.

•
Sales / Profitability. The performance goal for the 2009 sales/profitability metric was $133 million in sales and 19.5% in operating profit against actual performance of $141.0 million in sales and 23.7% in operating profit.  The sales and operating profit results used for this calculation differ from results as reported as the Company excludes foreign currency exchange differences compared to budgeted levels as to not aid or harm potential payouts for currency movement. Based on the overachievement against the goal and the matrix employed by the Company to assess results against the performance goal, Mr. Brooks received 1.72 times the 40% allocation.

•
Operating Cash Flow. The performance goal for the 2009 operating cash flow metric was $31.82 million against actual performance of $40.4 million. Based on the overachievement against the goal and the matrix employed by the Company to assess results against the performance goal, Mr. Brooks received 2.0 times the 20% allocation, as attainment was above the criteria for maximum payout.

•
Inventory Turns. The performance goal for the 2009 inventory turns metric was 6.44 inventory turns against actual performance of 6.57. Based on achievement consistent with the performance goal, Mr. Brooks received 1.0 times the 20% allocation, as the next milestone for increased payout was not reached.

•
New Products/ Markets. The Company believes that disclosure of the level of performance required to receive threshold, target and superior Incentive Compensation Plan payouts with respect to success of new products and markets (the “Confidential Information”) would result in competitive harm to the Company and that such information can be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

Disclosure of the Confidential Information would cause competitive harm to the Company due to the industry in which the Packaging Systems business operates. Unlike the other metrics relevant to the Packaging Systems payout which are discernible from the Company’s public filings, the success of investment in new products and markets provides additional detail which competitors, both domestic and foreign, would find of strategic advantage. Such Confidential Information would provide the Company’s competitors with valuable insight into the Packaging Systems’ ability to generate revenues from new products and compete in new markets. Having knowledge of the Confidential Information may provide competitors the necessary information to prevent the Packaging Systems business from achieving its business goals.

•	Personal Objectives. Discussion of achievement of the personal objective metric is addressed in detail in response to Comment No. 9 above.

2009 Equity Grants under the 2002 Long Term Equity Incentive Plan and the 2006 Long Term Equity Incentive Plan, page 36

11.
We note your disclosure on page 36 that the amount of stock options granted to NEOs in 2009 under the long term equity incentive plan was based on the “individual’s level of responsibility and role with the Company.”  With a view toward future filings, please supplementally describe the factors considered by the Compensation Committee in determining the amount of the 2009 equity incentive grants for each of the NEOs.  If the awards were based on any pre-established performance goals, please provide the performance goals and explain how the actual results achieved resulted in the actual payment.  See Item 402(b)(1)(v) of Regulations S-K.

Response:   In future filings, the Company will provide a more detailed discussion of the factors the Compensation Committee considers in determining the amount of award grants. See below for the Company’s supplemental response for the disclosure addition that would have been made in the 2009 disclosure on page 36.

Based on the limited trading history, stock price volatility, low stock price and limited number of shares available to issue, each NEO was granted options in an amount that attempted to provide an element of long term equity compensation (albeit, well below the size adjusted market median on average) that reflected the NEO’s level of responsibility and role within the Company.  The actual payout is based solely upon service and the award vests on a pro-rata basis over 3 years.   No performance goals or conditions are tied to the payout of the 2009 stock option grants.

Annual and Long Term Compensation, page 42

12.
In future filings, please report discretionary bonuses not tied directly to performance such as the signing bonus paid to David M. Wathen and A. Mark Zeffiro in the “Bonus” column rather than the “All Other Compensation” column of the Summary Compensation Table.

Response: In future filings, the Company will report discretionary bonuses not tied directly to performance such as the signing bonuses paid to Messrs. Wathen and Zeffiro in the “Bonus” column rather than the “All Other Compensation” column of the Summary Compensation Table.

13.
With a view toward future filings, supplementally please clarify how you are reporting the portion of the cash award under the 2009 Incentive Compensation Plan each executive elected to receive in equity.  For further guidance, please refer to Question 119.22 of the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretations found on our web site.

Response:   The Company notes the guidance provided in Question 119.22 of the Division of Corporate Finance’s Regulation S-K Compliance and Disclosure Interpretations and confirms that the Company will follow it in future filings to the extent that it applies to future awards.

With respect to future disclosure of the 2009 Incentive Compensation Plan awards, the Company will modify the disclosure to properly allocate the award to non-equity incentive plan compensation and provide a more expansive explanatory footnote.

With respect to future filings, the Company notes that the 2010 Incentive Compensation Plan awards are different than the 2009 Incentive Compensation Plan awards.  As indicated on page 36 of the TriMas Corporation 2010 proxy statement, all 2010 Incentive Compensation Plan participants with a target award greater than $20,000 will receive 20% of their actual award payment in the form of restricted stock subject to a one-year vesting period.  The Company intends to treat 80% of each named executive officer’s 2010 Incentive Compensation Plan award as a non-equity incentive plan award for purposes of the Summary Compensation Table and the Grants of Plan-Based Awards Table, and the Company plans to treat 20% of each named executive officer’s 2010 Incentive Compensation Plan award as an equity incentive plan award for purposes of the Summary Compensation Table and the Grants of Plan-Based Awards Table.

_________________________________

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to contact me at (248) 631-5496 (phone) or (248) 631-5455 (fascimile).

Very truly yours,

/s/ A. Mark Zeffiro A. Mark Zeffiro
Chief Financial Officer

cc:	Joshua Sherbin Paul Swart